SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

TOR MINERALS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $1.25

(Title of Class of Securities)

890878101

(CUSIP Number)

Claudette Hartman

10711 Burnet Road, Suite 330

Austin, Texas  78758

                             (361) 883-5591

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

April 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890878101

1            NAME OF REPORTING PERSONS

                             Hartman Family Revocable Trust

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (See Instructions):

(a)   [  ]                               (b)   [X]  (See Items 4 and 5)

3.               SEC USE ONLY

4.           SOURCE OF FUNDS (See Instructions):      WC (See Items 3 and 4)

              5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	398,680 (*)
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	398,680 (*)
	10. SHARED DISPOSITIVE POWER	0

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              398,680

              12.         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  12.8%

14.         TYPE OF REPORTING PERSON (See Instructions):  OO

* Consists of (A) 304,340 shares held for the account of the Hartman Family Revocable Trust; and (B) 94,340 shares issuable upon exercise of warrants held for the account of the Hartman Family Revocable Trust.  Claudette Hartman, Mr. Hartman's wife, is the sole Trustee of, and has voting power over the shares held by, the Hartman Family Revocable Trust.

CUSIP No. 890878101

1            NAME OF REPORTING PERSONS

                             David A. Hartman

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (See Instructions):

(a)   [  ]                               (b)   [X]  (See Items 4 and 5)

3.               SEC USE ONLY

4.           SOURCE OF FUNDS (See Instructions):      Not applicable (See Items 3 and 4)

              5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	6,133(*)
	8. SHARED VOTING POWER	398,680(*)
	9. SOLE DISPOSITIVE POWER	6,133(*)
	10. SHARED DISPOSITIVE POWER	398,680(*)

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              404,813

              12.         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  13.0%

14.         TYPE OF REPORTING PERSON (See Instructions):  IN

* Consists of (A) 304,340 shares held for the account of the Hartman Family Revocable Trust; (B) 94,340 shares issuable upon exercise of warrants held for the account of the Hartman Family Revocable Trust; and (C) 6,133 shares held by Mr. Hartman.  Claudette Hartman, Mr. Hartman's wife, is the sole Trustee of, and has voting power over the shares held by, the Hartman Family Revocable Trust.

CUSIP No. 890878101

1            NAME OF REPORTING PERSONS

                             Claudette Hartman

4.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (See Instructions):

(a)   [  ]                               (b)   [X]  (See Items 4 and 5)

5.               SEC USE ONLY

4.           SOURCE OF FUNDS (See Instructions):      Not applicable (See Items 3 and 4)

              5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	398,680 (*)
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	398,680 (*)

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              398,680

              12.         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  12.8%

14.         TYPE OF REPORTING PERSON (See Instructions):  IN

* Consists of (A) 304,340 shares held for the account of the Hartman Family Revocable Trust; and (B) 94,340 shares issuable upon exercise of warrants held for the account of the Hartman Family Revocable Trust.  Claudette Hartman, Mr. Hartman's wife, is the sole Trustee of, and has voting power over the shares held by, the Hartman Family Revocable Trust.

SCHEDULE 13D

Item 1.  Security and Issuer

              This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Statement on Schedule 13D filed on July 14, 2009 (the "Schedule 13D"). This Amendment relates to the common stock, par value $1.25 ("Common Stock"), of TOR Minerals International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 722 Burleson Street, Corpus Christi, Texas 78403.

Item 2.  Identity and Background

              (a)          This Amendment is being filed by (i) the Hartman Family Revocable Trust (the "Trust"), a trust organized under the laws of the State of Texas and the successor to The D and CH Trust, (ii) David A. Hartman ("Mr. Hartman"), and (iii) Claudette Hartman ("Mrs. Hartman").  Mrs. Hartman is the sole trustee of the Trust.

              (b)          The reporting persons' principal business address is 10711 Burnet Road, Suite 330, Austin, Texas  78758.

              (c)          The principal business of the Trust is investment in securities.  Mr. Hartman is not currently employed.  Mrs. Hartman's principal occupation or employment is serving as trustee of the Trust.

              (d), (e)   During the last five years, none of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)          The Trust is a trust organized under the laws of the State of Texas.  Mr. and Mrs. Hartman are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

              The shares of Common Stock and warrants to purchase Common Stock reported herein were acquired with Trust assets, and 6,133 of such shares were acquired upon the exercise of stock options granted to Mr. Hartman.  See Item 5 below.

Item 4.  Purpose of the Transaction

              This Amendment is being filed due to the transfer of assets from The D and CH Trust, the trust identified as the "reporting person" in the Schedule 13D and of which Mrs. Hartman is the sole trustee, ultimately to the Trust, of which Mrs. Hartman is also sole Trustee.  In November 2012, The D and CH Trust was revoked by Mrs. Hartman, acting individually as the sole Trustee of The D and CH Trust and as agent and attorney-in-fact for Mr. Hartman, and all of its assets (including, without limitation, the shares of Common Stock and warrants to purchase Common Stock reported herein) were distributed to Mrs. Hartman, individually and as Mr. Hartman's agent and attorney-in-fact.  Those assets were then immediately transferred to the Trust and are currently held beneficially and of record by the Trust.  The beneficial ownership interest of Mr. and Mrs. Hartman did not change.

              Mr. Hartman has served as a director of the Company from 2001 through May 2013.  While serving as a director of the Company, Mr. Harman was routinely involved in the management of and setting of policy for the Company, and he participated with the Company's Board of Directors in the consideration of and taking of action on significant corporate events involving the Company, including the review of nominees to fill a current vacancy on the Company's Board of Directors.  However, the shares of Common Stock held by the reporting persons are held for investment purposes only, and the reporting persons currently have no plans or proposals which relate to or would result in any of the events or consequences listed in clauses (a) through (j) of Item 4 of Schedule 13D. While the reporting persons currently have no specific plans to acquire additional shares, they may do so in the future.  Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the reporting persons' and financial condition.

Item 5.  Interest in Securities of the Issuer

              (a), (b), (d)  The reporting persons may be deemed to beneficially own an aggregate of 404,813 shares of Common Stock, or 13.0% of the outstanding shares of Common Stock, which consists of:

                             (i)          304,340 shares held for the account of the Trust;

                             (ii)         94,340 shares underlying warrants held for the account of the Trust that are exercisable at or within sixty days of the date hereof; and

                             (iii)        6,133 shares held for Mr. Hartman's account (acquired upon the exercise of stock options granted to Mr. Hartman).

              Mrs. Hartman is the sole Trustee of the Trust with voting and investment power over all of the shares reported hereby as owned by the Trust.  Mrs. Hartman acts as agent and attorney-in-fact for Mr. Hartman.  Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

              (c)          The reporting persons have not effected any other transactions in the Common Stock within the past 60 days.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 above.

Item 7.  Material to be Filed as Exhibits

Exhibit No.                        Description

1.                                        Joint Filing Agreement, dated May 5, 2014, by and between the Hartman Family Revocable Trust, David Hartman and Claudette Hartman

2.                                        Warrant Agreement, dated May 4, 2009, by TOR Minerals International, Inc. in favor of The D and CH Trust (incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons with the SEC on July 14, 2009)

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2014

By:	CLAUDETTE HARTMAN
Claudette Hartman, Individually, as Agent for David Hartman, and as Trustee of the Hartman Family Revocable Trust

EXHIBIT 1

JOINT FILING AGREEMENT

              In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of TOR Minerals International, Inc. and further agree that this Joint Filing Agreement (the "Agreement") be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this May 5, 2014.  The Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such parts taken together will constitute a part of this Agreement.

Date:  May 5, 2014

By:	CLAUDETTE HARTMAN
Claudette Hartman, Individually, as Agent for David Hartman, and as Trustee of the Hartman Family Revocable Trust